AMERICAN OIL & GAS INC.
                          Suite 400 - 601 West Broadway
                              Vancouver, BC V5Z 4C2
                            americanoilngas@gmail.com
                       Telephone & Facsimile (888)609-1173
--------------------------------------------------------------------------------

                                                                     May 1, 2012

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: American Oil & Gas Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 17, 2012
    File No. 333-180164


Dear Mr. Schwall,

Thank you for your assistance in the review of our filing. In response to your comment letter dated April 27, 2012 we have the following responses.

Amendment No. 1 to Registration Statement on Form S-1

General

     1. We have disclosed on the prospectus cover page that the Company qualifies as an "emerging growth company and we have revised the prospectus to disclose:

          a.   How and when a company may lose emerging growth status;
          b.   The various exemptions that are available to the Company;
          c.   Our election to opt out of the extended transition period under
               Section 107(b) of the JOBS Act.

     We have elected to not adopt the extended transition period for complying with new or revised accounting standards under Section 102(b). The Company acknowledges that this election is irrevocable.

     Though we qualify as an emerging growth company and are eligible to switch to the scaled disclosure provisions available to emerging growth companies for registration statements initially filed before April 5, 2012, we have decided not to take advantage of this accommodation and have not removed any information we have previously disclosed in the registration statement.

Summary, page 3

     2. We have modified our disclosure of what "reactivation" means to state that inactive wells can be reworked with the intent of making production profitable; however there is no guarantee that our well will be profitable.

Closing Comments

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges the following:

     * Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ Robert Gelfand
------------------------------
Robert Gelfand
President & Director